                                                             PAGE 1 OF ___ PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)1/

                         DELCO REMY INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   246626 10 5
                       -----------------------------------
                                 (CUSIP Number)

               ROBERT G. ROBISON, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6126

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)
--------------------------------------------------------------------------------

                                NOVEMBER 28, 2000
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             PAGE 2 OF ___ PAGES

                                  SCHEDULE 13D


CUSIP No. 246626 10 5


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITICORP VENTURE CAPITAL, LTD.
-----------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                      (a) |_|
                                                                                                                             (b) |_|
-----------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) |_|

-----------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             NEW YORK
-----------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF

   SHARES                  --------------------------------------------------------------------------------------------
                           8   SHARED VOTING POWER
 BENEFICIALLY
                                     1,527,304**
  OWNED BY                 --------------------------------------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
     EACH
                           --------------------------------------------------------------------------------------------
  REPORTING
                           10  SHARED DISPOSITIVE POWER
 PERSON WITH
                                      1,527,304**
                           --------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,527,304**
-----------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                       |X|

-----------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       LESS THAN .01%
-----------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       CO
-----------------------------------------------------------------------------------------------------------------------


*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK SOLD BY AN AFFILIATE OF MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. ("CVC") FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 3,607,343 SHARES OF CLASS A COMMON STOCK SOLD BY CVC TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BY AND BETWEEN CVC AND COURT SQUARE FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 1,680,038 SHARES OF CLASS A COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC. INCLUDES 1,527,304 SHARES HELD BY AFFILIATES OF CVC FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                             PAGE 3 OF ___ PAGES

                                  SCHEDULE 13D

CUSIP No. 246626 10 5

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIBANK, N.A.
-----------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                      (a) |_|
                                                                                                                             (b) |_|
-----------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)                                      |_|
-----------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
-----------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF

   SHARES                  --------------------------------------------------------------------------------------------
                           8   SHARED VOTING POWER
 BENEFICIALLY                        1,527,304**
   OWNED BY                --------------------------------------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
     EACH
                           --------------------------------------------------------------------------------------------
  REPORTING
                           10  SHARED DISPOSITIVE POWER
 PERSON WITH                          1,527,304**
                           --------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,527,304**
-----------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                       |X|

-----------------------------------------------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       LESS THAN .01%
-----------------------------------------------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       BK
-----------------------------------------------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK SOLD BY AN AFFILIATE OF MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. ("CVC") FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 3,607,343 SHARES OF CLASS A COMMON STOCK SOLD BY CVC TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BY AND BETWEEN CVC AND COURT SQUARE FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 1,680,038 SHARES OF CLASS A COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC. INCLUDES 1,527,304 SHARES HELD BY AFFILIATES OF CVC FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                             PAGE 4 OF ___ PAGES

                                  SCHEDULE 13D

CUSIP No. 246626 10 5

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             COURT SQUARE CAPITAL LIMITED
-----------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                      (a) |_|
                                                                                                                             (b) |_|
-----------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
-----------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) |_|
-----------------------------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           --------------------------------------------------------------------------------------------
   SHARES
                           8   SHARED VOTING POWER
 BENEFICIALLY
                                     8,160,038 SHARES OF CLASS A COMMON STOCK**
   OWNED BY                --------------------------------------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
     EACH
                           --------------------------------------------------------------------------------------------
  REPORTING
                           10  SHARED DISPOSITIVE POWER
 PERSON WITH                         8,160,038 SHARES OF CLASS A COMMON STOCK**
                           --------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,160,038 SHARES OF CLASS A COMMON STOCK**
-----------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                       |X|

-----------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      45%
-----------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       CO
-----------------------------------------------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK SOLD BY AN AFFILIATE OF MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. ("CVC") AND 3,607,343 SHARES OF CLASS A COMMON STOCK SOLD BY CVC TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BETWEEN CVC AND COURT SQUARE. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF COURT SQUARE FOR WHICH SHARES COURT SQUARE DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK, AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON AN EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC.

                                                             PAGE 5 OF ___ PAGES

                                  SCHEDULE 13D


CUSIP No. 246626 10 5


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITICORP BANKING CORPORATION
-----------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                      (a) |_|
                                                                                                                             (b) |_|
-----------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) |_|

-----------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           --------------------------------------------------------------------------------------------
   SHARES                  8   SHARED VOTING POWER
 BENEFICIALLY
                                     8,160,038 SHARES OF CLASS A COMMON STOCK**
                           --------------------------------------------------------------------------------------------
   OWNED BY                9   SOLE DISPOSITIVE POWER

     EACH                  --------------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
  REPORTING

 PERSON WITH                         8,160,038 SHARES OF CLASS A COMMON STOCK**
                           --------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,160,038 SHARES OF CLASS A COMMON STOCK**
-----------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                       |X|

-----------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45%
-----------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       HC
-----------------------------------------------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK SOLD BY AN AFFILIATE OF MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. ("CVC") AND 3,607,343 SHARES OF CLASS A COMMON STOCK SOLD BY CVC TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BETWEEN CVC AND COURT SQUARE. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF COURT SQUARE FOR WHICH SHARES COURT SQUARE DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK, AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON AN EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC.

                                                             PAGE 6 OF ___ PAGES

                                  SCHEDULE 13D

CUSIP No. 246626 10 5


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITICORP
-----------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                      (a) |_|
                                                                                                                             (b) |_|
-----------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)                                      |_|
-----------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           --------------------------------------------------------------------------------------------
   SHARES                  8   SHARED VOTING POWER

 BENEFICIALLY                        8,160,038 SHARES OF CLASS A COMMON STOCK**
                           --------------------------------------------------------------------------------------------
   OWNED BY                9   SOLE DISPOSITIVE POWER

     EACH                  --------------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
  REPORTING
                                      8,160,038 SHARES OF CLASS A COMMON STOCK**
 PERSON WITH               --------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,160,038 SHARES OF CLASS A COMMON STOCK**
-----------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                       |X|

-----------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45%
-----------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       HC
-----------------------------------------------------------------------------------------------------------------------


*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK SOLD BY AN AFFILIATE OF MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. ("CVC") AND 3,607,343 SHARES OF CLASS A COMMON STOCK SOLD BY CVC TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BETWEEN CVC AND COURT SQUARE. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF COURT SQUARE FOR WHICH SHARES COURT SQUARE DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK, AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC.

                                                             PAGE 7 OF ___ PAGES

                                  SCHEDULE 13D

CUSIP No. 246626 10 5


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITICORP HOLDINGS COMPANY
-----------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                      (a) |_|
                                                                                                                             (b) |_|
-----------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)                                      |_|

-----------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           --------------------------------------------------------------------------------------------
   SHARES                  8   SHARED VOTING POWER

 BENEFICIALLY                        8,160,038 SHARES OF CLASS A COMMON STOCK**
                           --------------------------------------------------------------------------------------------
   OWNED BY                9   SOLE DISPOSITIVE POWER

     EACH                  --------------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
  REPORTING
                                      8,160,038 SHARES OF CLASS A COMMON STOCK**
 PERSON WITH
                           --------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,160,038 SHARES OF CLASS A COMMON STOCK**
-----------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                       |X|

-----------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45%
-----------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       HC
-----------------------------------------------------------------------------------------------------------------------


*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK SOLD BY AN AFFILIATE OF MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. ("CVC") AND 3,607,343 SHARES OF CLASS A COMMON STOCK SOLD BY CVC TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BETWEEN CVC AND COURT SQUARE. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF COURT SQUARE FOR WHICH SHARES COURT SQUARE DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK, AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC.

                                                             PAGE 8 OF ___ PAGES

                                  SCHEDULE 13D
CUSIP No. 246626 10 5


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP INC.
-----------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                      (a) |_|
                                                                                                                             (b) |_|
-----------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)                                      |_|

-----------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           --------------------------------------------------------------------------------------------
   SHARES                  8   SHARED VOTING POWER

 BENEFICIALLY                        8,183,966 SHARES OF CLASS A COMMON STOCK**
                           --------------------------------------------------------------------------------------------
   OWNED BY                9   SOLE DISPOSITIVE POWER

     EACH                  --------------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
  REPORTING
                                     8,183,966 SHARES OF CLASS A COMMON STOCK**
 PERSON WITH
                           --------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,183,966 SHARES OF CLASS A COMMON STOCK**
-----------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                       |X|

-----------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        45.2%
-----------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       HC
-----------------------------------------------------------------------------------------------------------------------




*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK SOLD BY AN AFFILIATE OF MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. ("CVC") AND 3,607,343 SHARES OF CLASS A COMMON STOCK SOLD BY CVC TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BETWEEN CVC AND COURT SQUARE. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF COURT SQUARE FOR WHICH SHARES COURT SQUARE DISCLAIMS BENEFICIAL OWNERSHIP. INCLUDES 23,928 SHARES OF CLASS A
      COMMON STOCK BENEFICIALLY OWNED BY SUBSIDIARIES OF CITIGROUP INC. EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK, AND 1,680,038 SHARES
      OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC.

                                                             PAGE 9 OF ___ PAGES


            This Amendment No. 1 relates to a Schedule 13D filed on August 10, 2000 (the "Schedule 13D"), which relates to the Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of Delco Remy International, Inc., a Delaware corporation (the "Company"). Information in the original Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 1. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1. shall have the respective meanings ascribed to them in the Schedule 13D. Items 2 and 5 of the Schedule 13D are hereby amended and restated to read in its entirety as follows and Items 3, 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:


ITEM 2.  IDENTITY AND BACKGROUND.

            (a) This Amendment No. 1 to the Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(2)(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Class A Common Stock, (ii) Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), by virtue of its prior direct ownership of Class A Common Stock, (iii) Citibank, N.A., a national banking association ("Citibank"), by virtue of its ownership of all of the outstanding common stock of CVC, (iv) Citicorp Banking Corporation, a Delaware corporation ("Citicorp Banking"), by virtue of its ownership of all of the outstanding common stock of Court Square, (v) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of each of Citibank and Citicorp Banking, (vi) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (vii) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

            Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup, which is ultimately in control of Court Square. Schedule A is incorporated into and made a part of this Amendment No.1 to the Schedule 13D.

            (b) The address of the principal business and principal office of each of Court Square, CVC, Citibank, and Citicorp is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the

                                                            PAGE 10 OF ___ PAGES

principal business and principal office of Citigroup is 153 East 53rd Street, New York, New York 10043.

            (c) Court Square's principal business is investing in leveraged buy-outs. CVC's principal business is investing in leveraged buy-outs. Citibank is engaged in the business of banking. Citicorp Banking is a holding company, principally engaged, through its subsidiaries, in the general financial services business investing in leveraged buy-outs. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

            (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Citibank is a national banking association. CVC is a New York corporation. Each of Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Amendment No. 1 to Schedule 13D are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

            On November 28, 2000, CVC assigned to Court Square all of its rights and obligations under the Stock Purchase Agreement, dated as of August 1, 2000, as amended (the "Stock Purchase Agreement"), by and between MascoTech, Inc., a Delaware corporation ("MascoTech"), and CVC. On the same date, pursuant to the Stock Purchase Agreement,

                                                            PAGE 11 OF ___ PAGES

MascoTech and MASG Disposition, Inc., a Michigan corporation and a wholly-owned subsidiary of MascoTech ("MASG"), sold shares and equity interests in and debt of five companies which were owned by them to Court Square for $113,400,000. Included in the shares acquired were 3,025,391 shares of Class A Common Stock owned by MASG.

            Pursuant to a Stock Purchase Agreement, dated as of November 28, 2000 (the "CVC Stock Purchase Agreement"), by and between CVC and Court Square, CVC sold 3,607,343 shares of Class A Common Stock and 6,278,055 shares of Class B Common Stock of the Company (collectively, the "CVC Shares") to Court Square for $71,669,135.50.


ITEM 4.  PURPOSE OF TRANSACTION.

            Except as set forth in the Schedule 13D, or as set forth in this Amendment No.1 to the Schedule 13D in Item 3 above, Court Square has acquired the Shares and the CVC Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Court Square may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company. In addition, it is contemplated that an employee of Court Square will become a Director of the Company.

            The Stock Purchase Agreement required MASG to assign to CVC or its affiliate all of MASG's rights and obligations under certain agreements between MASG and the Company. Under a Second Amended and Restated Securities Purchase and Holders Agreement, dated March 1, 1998, (the "Stockholders' Agreement"), among the Company, CVC, World Equity Partners, L.P. ("WEP"), Harold K. Sperlich, James R. Gerrity and the individuals named therein as management investors (the "Management Investors") (collectively, the "Investors"), MASG has the right to nominate one member to the board of Directors of the Company and the Investors agreed to vote their shares of Class A Common Stock in favor of such nominee. MASG has also been granted rights under a Registration Rights Agreement between the Company, CVC and other shareholders of the Company (the "Registration Rights Agreement"). All these rights under the Stockholders' Agreement and the Registration Rights Agreement have been assigned to Court Square. In addition, CVC has assigned all of its rights under the Stockholders' Agreement and the Registration Rights Agreement to Court Square.

            Except as described in the Schedule 13D, as amended by this Amendment No. 1 to the Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Amendment No. 1 to the Schedule 13D has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or

                                                            PAGE 12 OF ___ PAGES

liquidation, involving the Company or any of its subsidiaries; (e) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date of this filing, Court Square owns 6,632,734 shares of Class A Common Stock (36.6% of all shares of Class A Common Stock outstanding). By the terms of the Company's Certificate of Incorporation, Court Square may convert shares of Class B Common Stock into shares of Class A Common Stock only to the extent permitted by applicable law. Court Square presently owns 6,278,055 shares of Class B Common Stock which Court Square, under certain circumstances, could convert into Class A Common Stock. Court Square owns 52.9% of all outstanding shares of Class A and Class B Common Stock treated as a single class. Certain subsidiaries of Citigroup directly beneficially own 23,928 shares of Class A Common Stock which represent less than 1% of all shares of Class A Common Stock outstanding. Percentages are based on the number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of November 7, 2000 as reported in the Company's recent 10-Q.

            (b) Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 6,632,734 shares of Class A Common Stock owned by Court Square by virtue of, and this form is being filed by Citigroup Banking, Citicorp, Citigroup Holdings and Citigroup solely because of, Citicorp Banking's 100% ownership interest in Court Square, Citicorp's 100% ownership interest in Citicorp Banking, Citigroup Holdings' 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings.

            (c) Except for the transactions contemplated by the Stock Purchase Agreement and the CVC Stock Purchase Agreement as described in Item 3, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in

                                                            PAGE 13 OF ___ PAGES

Schedule A to this Amendment No. 1 to the Schedule 13D, has effected a transaction in shares of Class A Common Stock during the past 60 days.

            (d) No person other than Court Square has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by Court Square.

            (e) Each of CVC and Citibank ceased to own Class A Common Stock and Class B Common Stock on November 28, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit A    --   Joint Filing Agreement among Court Square Capital
                             Limited, Citicorp Venture Capital, Ltd., Citibank,
                             N.A., Citicorp Banking Corporation, Citicorp,
                             Citigroup Holdings Company and Citigroup Inc.

           Exhibit B    --   Second Amended and Restated Securities Purchase and
                             Holders Agreement, dated March 1, 1998, by and
                             among Delco Remy International, Inc., Citicorp
                             Venture Capital, Ltd., MASG Disposition, Inc. and
                             the other individuals named therein.

                                                            PAGE 14 OF ___ PAGES


                                    SIGNATURE


            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 1 to the Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:  December 5, 2000

                          COURT SQUARE CAPITAL LIMITED


                          By: /s/ Anthony P. Mirra
                              ---------------------------------
                              Name:  Anthony P. Mirra
                              Title: Vice President


                          CITICORP VENTURE CAPITAL, LTD.


                          By: /s/ Anthony P. Mirra
                              ---------------------------------
                              Name:  Anthony P. Mirra
                              Title: Vice President


                          CITIBANK, N.A.


                          By: /s/ Joseph B. Wollard
                              ---------------------------------
                              Name:  Joseph B. Wollard
                              Title:  Assistant Secretary


                          CITICORP BANKING CORPORATION



                          By: /s/ William Wolf
                              ---------------------------------
                              Name: William Wolf
                              Title:  Senior Vice President

                                                            PAGE 15 OF ___ PAGES


                          CITICORP


                          By: /s/ Joseph B. Wollard
                              ---------------------------------
                              Name:  Joseph B. Wollard
                              Title:  Assistant Secretary


                          CITIGROUP HOLDINGS COMPANY


                          By: /s/ Kenneth Cohen
                              ---------------------------------
                              Name: Kenneth Cohen
                              Title:  Assistant Secretary


                          CITIGROUP INC.


                          By: /s/ Joseph B. Wollard
                              ---------------------------------
                              Name:  Joseph B. Wollard
                              Title:  Assistant Secretary

                                                            PAGE 16 OF ___ PAGES

                                                                      SCHEDULE A

                          COURT SQUARE CAPITAL LIMITED


DIRECTORS

William T. Comfort
Anne Goodbody
David F. Thomas


OFFICERS                            TITLE

William T. Comfort                  Senior Vice President
Byron L. Knief                      Senior Vice President
Michael T. Bradley                  Vice President
Charles E. Corpening                Vice President
Michael A. Delaney                  Vice President*
Ian D. Highet                       Vice President
David Y. Howe                       Vice President
Richard E. Mayberry                 Vice President
Thomas F. McWilliams                Vice President*
M. Saleem Muqaddam                  Vice President
Paul C. Schorr                      Vice President*
Joseph M. Silvestri                 Vice President
David F. Thomas                     Vice President*
James A. Urry                       Vice President
John D. Weber                       Vice President
Michael S. Gollner                  Vice President
Lauren M. Connelly                  Vice President & Secretary
Anthony P. Mirra                    Vice President & Assistant Secretary
Darryl A. Johnson                   Assistant Vice President

*Denotes the functional title of Managing Director.

                                                            PAGE 17 OF ___ PAGES

                                                                      SCHEDULE A

                                 CITIGROUP INC.


DIRECTORS AND OFFICERS                      TITLE

C. Michael Armstrong                        Director
Alain J.P. Belda                            Director (Brazil)
Kenneth J. Bialkin                          Director
Kenneth T. Derr                             Director
John M. Deutch                              Director
The Honorable Gerald R. Ford                Director
Ann Dribble Jordan                          Director
Robert I. Lipp                              Director and Executive Officer
Reuben Mark                                 Director
Michael T. Masin                            Director
Dudley C. Mecum                             Director
Richard D. Parsons                          Director
Andrall E. Pearson                          Director
Robert E. Rubin                             Director and Executive Officer
Franklin A. Thomas                          Director
Sanford I. Weill                            Director and Executive Officer
Arthur Zankel                               Director
Winifred F.W. Bischoff                      Executive Officer (United Kingdom)
Michael A. Carpenter                        Executive Officer
Michael D'Ambrose                           Executive Officer
Robert Druskin                              Executive Officer
Jay S. Fishman                              Executive Officer
Michael B.G. Froman                         Executive Officer
Thomas Wade Jones                           Executive Officer
Marjorie Magner                             Executive Officer
Deryck C. Maughan                           Executive Officer (United Kingdom)
Victor J. Menezes                           Executive Officer (India)
Charles O. Prince, III                      Executive Officer
William R. Rhodes                           Executive Officer
Petros Sabatacakis                          Executive Officer
Todd S. Thomson                             Executive Officer
Robert B. Willumstad                        Executive Officer
Barbara A. Yastine                          Executive Officer

                                                            PAGE 18 OF ___ PAGES



                                  EXHIBIT INDEX

                                                                                 Sequential
           Exhibit No.                                                        Numbered Page

           Exhibit A    --   Joint Filing Agreement among Court Square Capital
                             Limited, Citicorp Venture Capital, Ltd., Citibank,
                             N.A., Citicorp Banking Corporation, Citicorp,
                             Citigroup Holdings Company and Citigroup Inc.

           Exhibit B    --   Second Amended and Restated Securities Purchase and
                             Holders Agreement, dated March 1, 1998, by and
                             among Delco Remy International, Inc., Citicorp
                             Venture Capital, Ltd., MASG Disposition, and the
                             other individuals named therein.